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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Kappa Holding B.V.
(Translation or registrant's name into English)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)):

Third Quarter 2003 Report

September 30, 2003

of

Kappa Packaging

	Third Quarter 2003	Third Quarter 2002	% change	January- September 2003	January- September 2002	% change
	(€ in millions)
Sales	710.5	736.4	-3.5%	2,158.5	2,200.0	-1.9%
EBITDA (*)	106.5	106.7	—	335.8	346.1	-3.0%
EBITA (*)	64.8	65.1	-0.5%	207.9	220.1	-5.5%
EBITDA (*) as % of sales	15.0%	14.5%		15.6%	15.7%

(*)
Before exceptional restructuring costs of € 12 million in the second quarter of 2003

Eindhoven, November 18th 2003

FORWARD-LOOKING STATEMENTS

        Certain statements in this report are not historical facts and are "forward looking" (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as "believes", "expects", "may", "intends", "will", "should" or "anticipates" and similar expression or the negative thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

        Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.'s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

USE OF TERMS

        Unless the context otherwise requires, references in this Third Quarter 2003 Report to the "Group", "Kappa Packaging", the "Company", "we", "our", "ours" and "us" are to Kappa Holding B.V. and its subsidiaries.

FINANCIAL RESULTS, KAPPA PACKAGING
(€ in millions)

General

Accounting principles

        The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group's financial statements for 2002.

External reporting

        The financial information included in the Third Quarter 2003 Report is unaudited.

Third Quarter Results

        Sales of Kappa Packaging decreased by € 25.9 million, or 3.5%, to € 710.5 million in the third quarter of 2003 from € 736.4 million in the third quarter of 2002.

        EBITDA of Kappa Packaging in the third quarter of 2003 of € 106.5 million was on the same level as the comparable quarter last year.

        EBITDA in our Packaging segment increased by € 19.2 million whereas EBITDA in our Paper & Board segment decreased by € 21.0 million. The EBITDA increase in our Packaging segment is mainly the result of a higher gross margin as a result of lower raw material costs and lower other operating costs. The EBITDA decrease in our Paper & Board segment is mainly caused by the lower gross margin for containerboard and solid board (the decrease in sales prices was much stronger than the decrease in recovered paper).

        Compared to the EBITDA in the second quarter of 2003 (€ 112.9 million), EBITDA reduced with 5.6%. Lower sales prices for Paper & Board and a business interruption at our kraftliner mill (Piteå, Sweden) with an effect of approximately € 4 million could not be fully offset by lower prices for recovered paper, higher volumes and lower operational costs.

        EBITA of Kappa Packaging in the third quarter of 2003 decreased only slightly by € 0.3 million, or 0.5%, to € 64.8 million from € 65.1 million in the third quarter of 2002 as both EBITDA and depreciation expenses were about on the same level.

Results for the nine-month period ending September 30, 2003

        Sales of Kappa Packaging for the nine-month period ending September 30, 2003 decreased by € 41.5 million, or 1.9%, to € 2,158.5 million from € 2,200.0 million in the same period of 2002 partly due to decreased sales volumes in both our Paper & Board segment (-1.1%) and Packaging segment (-1.3%). In addition, average sales prices decreased by about 1% in the nine-month period ending September 30, 2003 compared to the same period last year mainly as a result of lower average prices for containerboard and solid board.

        EBITDA of Kappa Packaging (before exceptional restructuring costs of € 12.0 million) decreased by € 10.3 million to € 335.8 million (15.6% of sales) in the nine-month period ending September 30, 2003 from € 346.1 million (15.7% of sales) in the same period last year. The decrease of EBITDA is mainly the result of lower sales volumes in both our Paper & Board segment and Packaging segment, lower average sales prices for containerboard and solid board, partly offset by an improved gross margin due to lower average prices for recovered paper and lower other operating costs.

        EBITA (before exceptional restructuring costs of € 12.0 million) for the nine-month period ending September 2003 decreased by € 12.2 million, reflecting decreased EBITDA of € 10.3 million and higher depreciation expenses of € 1.9 million.

        Financial expenses for the nine-month period ending September 30, 2003 decreased by € 2.7 million, or 1.5%, to € 175.2 million from € 177.9 million in the same period last year, mainly as a result of repayments made on the Senior Debt.

        The difference in effective tax rate on income before taxation for the nine-month period ending September 30, 2003 and 2002, compared to the weighted average statutory tax rate on a consolidated basis is mainly the result of permanent differences, including non-deductible goodwill amortization and other non-tax deductible expenses.

FINANCIAL REVIEW OF THIRD QUARTER 2003

Kappa Packaging

	Third Quarter 2003	% of sales	Third Quarter 2002	% of sales
	(€ in millions)
Sales	710.5	100.0	736.4	100.0

Net change in work in progress and finished goods	(13.9)	(2.0)	7.3	1.0
Raw material costs	(247.4)	(34.8)	(288.5)	(39.2)
External services	(131.2)	(18.4)	(130.8)	(17.7)

Gross margin	318.0	44.8	324.4	44.1
Labour costs	(167.5)	(23.6)	(171.1)	(23.3)
Other operating costs	(44.0)	(6.2)	(46.6)	(6.3)

EBITDA	106.5	15.0	106.7	14.5
Depreciation	(41.7)	(5.9)	(41.6)	(5.7)

EBITA	64.8	9.1	65.1	8.8

Sales

        Sales of Kappa Packaging decreased by € 25.9 million, or 3.5%, to € 710.5 million in the third quarter of 2003 from € 736.4 million in the third quarter of 2002.

        Sales volumes in the third quarter of 2003 increased by 1.2% compared to the third quarter of 2002, due to higher sales volumes in our Paper & Board segment (+2.4%). Sales volumes in our Packaging segment in the third quarter of 2003 were about on the same level as in the third quarter of 2002. Average sales prices decreased in the third quarter of 2003 compared to the same period last year.

        Compared to the second quarter of 2003, sales decreased by € 16.6 million, or 2.3%, from € 727.1 million in the second quarter of 2003. Sales volumes increased by 1.6% as a result of increased sales volumes in our Paper & Board segment (+3.7%). Sales volumes in our Packaging segment decreased slightly (-1.0%).

        Sales prices for recycled corrugated case materials and solid board decreased towards the end of the third quarter of 2003. Sales prices for kraftliner and packaging products decreased in the third quarter of 2003 compared to the second quarter of 2003.

Raw material costs

        Raw material costs of Kappa Packaging decreased by € 41.1 million, or 14.2%, to € 247.4 million in the third quarter of 2003 from € 288.5 million in the same period last year. As a percentage of sales, raw material costs decreased to 34.8% from 39.2%.

        Compared to the second quarter of 2003, raw material costs decreased by € 10.9 million, or 4.2%, to € 247.4 million from € 258.3 million mainly due to lower average prices for recovered paper and lower sales volumes in our Packaging segment, offset by higher sales volumes in our Paper & Board segment.

External services

        External services were on the same level as the third quarter of 2002.

Labour costs

        Labour costs of Kappa Packaging decreased by € 3.6 million, or 2.1%, to € 167.5 million in the third quarter of 2003 from € 171.1 million in the third quarter of 2002. The decrease in mainly the result of a decrease in the average number of full time employees of approximately 3%, partly offset by general wage increases and increased pension charges.

Other operating costs

        Other operating costs decreased by € 2.6 million, or 5.6%, to € 44.0 million in the third quarter of 2003 from € 46.6 million in the third quarter of 2002, mainly as a result of executed plans to reduce fixed costs.

EBITDA

        EBITDA of Kappa Packaging in the third quarter of 2003 was with of € 106.5 million on the same level as in the second quarter of 2003. EBITDA in our Packaging segment increased by € 19.2 million and EBITDA in the Paper & Board segment decreased by € 21.0 million. The EBITDA increase in our Packaging segment is mainly the result of a higher gross margin as a result of lower raw material costs and lower operating costs. The EBITDA decrease in our Paper & Board segment is mainly caused by the strong decrease in sales prices for containerboard and solid board, a lower gross margin and the business interruption at our kraftliner mill (Piteå, Sweden).

LIQUIDITY AND CASH FLOW
(€ in millions)

        Kappa Packaging generated a net cash inflow from commercial operations in the nine-month period ending September 30, 2003 of € 285.8 million compared to € 286.2 million in the same period of 2002. This reflects a slight decrease of € 0.4 million, which is mainly the result of decreased EBITDA before exceptional restructuring costs (€ 10.3 million) and increased working capital (€ 2.0 million), offset by decreased restructuring and integration payments (€ 11.9 million).

        The decrease in interest paid from € 113.7 million in the nine-month period ending September 30, 2002 to € 106.3 million in the same period of 2003 is mainly the result of decreased interest payments on the Senior Debt.

        Net income tax paid increased to € 12.0 million in the nine-month period ending September 30, 2003 from € 5.3 million in the comparable period last year, mainly as a result of income tax refunds in 2002.

        As a result, Kappa Packaging realized a net cash inflow from operating activities of € 167.5 million in the nine-month period ending September 30, 2003 compared to € 167.2 million in the same period of 2002.

        The net cash outflow from investing activities decreased by € 19.8 million to € 92.3 million in the nine-month period ending September 30, 2003 from € 112.1 million in the same period last year, mainly due to lower capital expenditures (€ 23.4 million). Capital expenditures amounted to € 88.2 million in the nine-month period ending September 30, 2003.

        As a result of the above, Kappa Packaging realized a net cash inflow before financing activities of € 75.2 million in the nine-month period ending September 30, 2003, compared to a net cash inflow of € 55.1 million in the same period of 2002.

        Kappa Packaging realized a net cash outflow from financing activities of € 66.5 million in the nine-month period ending September 30, 2003 compared to a net cash outflow of € 51.6 million in the same period of 2002.

        In the nine-month period ending September 30, 2003, we issued Senior Subordinated Notes of € 95.0 million of which the proceeds were used to redeem the euro-denominated mezzanine notes of € 100.0 million. In addition, we made repayments of € 55.9 million under the senior credit facility (including additional mandatory prepayments from excess cash flow of € 8.7 million) and made payments on other long-term debt of € 5.1 million and on short-term borrowings of € 0.5 million.

        In the comparable period last year, we made payments under the senior credit facility of € 34.0 million, other long-term debt of € 2.8 million and short-term borrowings of € 14.8 million.

        As a result, cash and cash equivalents increased with € 8.6 million to € 242.2 million as at September 30, 2003 from € 233.6 million as at December 31, 2002.

SEGMENTATION

        The operations of Kappa Packaging consist of two businesses, the paper and board business ("Paper & Board") and the corrugated and solid board packaging business ("Packaging"). The Paper & Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

        The segment income ("EBITA") is based on earnings before interest, tax and amortization. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

        It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper & Board

	Third Quarter 2003	% of sales	Third Quarter 2002	% of sales
	(€ in millions)
Sales	300.2	100.0	344.1	100.0

Net change in work in progress and finished goods	(8.1)	(2.7)	7.2	2.1
Raw material costs	(105.2)	(35.0)	(142.4)	(41.4)
External services	(73.6)	(24.6)	(72.8)	(21.1)

Gross margin	113.3	37.7	136.1	39.6
Labour costs	(45.0)	(15.0)	(47.2)	(13.7)
Other operating costs	(15.2)	(5.0)	(14.8)	(4.4)

EBITDA	53.1	17.7	74.1	21.5
Depreciation	(21.4)	(7.1)	(19.2)	(5.5)

EBITA	31.7	10.6	54.9	16.0

Sales

        Sales of the Paper & Board segment decreased by € 43.9 million, or 12.8%, to € 300.2 million from € 344.1 million mainly as a result of lower average sales prices for both containerboard and solid board, partly offset by higher sales volumes (2.4%).

        Compared to the second quarter of 2003, sales decreased by € 13.2 million, or 4.2%, from € 313.4 million mainly as a result of lower average sales prices for containerboard, partly offset by higher sales volumes (3.7%).

Raw material costs

        Raw material costs of the Paper & Board segment decreased by € 37.2 million, or 26.1%, to € 105.2 million from € 142.4 million, mainly as a result of lower average prices for recovered paper, partly offset by lower sales volumes. As a percentage of sales, raw material costs decreased to 35.0% from 41.4%.

        Compared to the second quarter of 2003, raw material costs decreased by € 9.6 million, or 8.4%, from € 114.8 million mainly due to lower average prices for recovered paper, partly offset by higher sales volumes. As a percentage of sales, raw material costs decreased to 35.0% from 36.7%.

External services

        External services of the Paper & Board segment increased by € 0.8 million, or 1.1%, to € 73.6 million from € 72.8 million due to higher freight charges and energy costs, offset by lower maintenance costs.

Labour costs

        Labour costs decreased by € 2.2 million, or 4.7%, to € 45.0 million from € 47.2 million. This decrease is mainly the result of a decrease in the average number of full time employees of approximately 3%.

Other operating costs

        Other operating costs of the Paper & Board segment increased by € 0.4 million, or 2.7%, to € 15.2 million from € 14.8 million.

EBITDA

        EBITDA of the Paper & Board segment decreased by € 21.0 million, or 28.3%, to € 53.1 million in the third quarter of 2003 from € 74.1 million in the third quarter of 2002.

PACKAGING

	Third Quarter 2003	% of sales	Third Quarter 2002	% of sales
	(€ in millions)
Sales	553.8	100.0	565.7	100.0

Net change in work in progress and finished goods	(5.9)	(1.1)	0.1	0.0
Raw material costs	(285.7)	(51.6)	(319.4)	(56.4)
External services	(57.4)	(10.3)	(57.7)	(10.2)

Gross margin	204.8	37.0	188.7	33.4
Labour costs	(118.5)	(21.4)	(118.6)	(21.0)
Other operating costs	(28.7)	(5.2)	(31.7)	(5.6)

EBITDA	57.6	10.4	38.4	6.8
Depreciation	(19.4)	(3.5)	(21.7)	(3.8)

EBITA	38.2	6.9	16.7	3.0

Sales

        Sales of the Packaging segment decreased by € 11.9 million, or 2.1%, to € 553.8 million from € 565.7 million, mainly as a result of lower average sales prices for packaging products. Sales volumes in the third quarter of 2003 were about on the same level as in the third quarter of 2002.

        Compared to the second quarter of 2003, sales decreased by € 18.8 million, or 3.3%, from € 572.6 million, following lower average sales prices for packaging products and slightly lower sales volumes (-1.0%).

Raw material costs

        Raw material costs of the Packaging segment decreased by € 33.7 million, or 10.6%, to € 285.7 million from € 319.4 million mainly due to lower average prices for containerboard and solid board. As a percentage of sales, raw material costs decreased to 51.6% from 56.4%.

        Compared to the second quarter of 2003, raw material costs decreased by € 16.9 million, or 5.6%, to € 285.7 million from € 302.6 million, due to lower average prices for containerboard and solid board and lower sales volumes (-1%).

External services

        External services decreased by € 0.3 million, or 0.5%, to € 57.4 million from € 57.7 million.

Labour costs

        Labour costs of the Packaging segment decreased by € 0.1 million, or 0.1%, to € 118.5 million from € 118.6 million. This decrease is the net result of a decrease in the average number of full time employees of about 3%; offset by general wage increases and higher pension costs.

Other operating costs

        Other operating costs decreased by € 3.0 million, or 9.5%, to € 28.7 million from € 31.7 million.

EBITDA

        EBITDA of the Packaging segment increased by € 19.2 million, or 50.0%, to € 57.6 million in the third quarter of 2003 from € 38.4 million in the third quarter of 2002.

CONSOLIDATED STATEMENTS OF INCOME

	Third Quarter 2003*	Third Quarter 2002*	January - September 2003*	January - September 2002*
	(€ In millions)
Sales	710.5	736.4	2,158.5	2,200.0

Net change in work in progress and finished Goods	(13.9)	7.3	(9.1)	8.6
Net sales including net change in work in progress and finished goods	696.6	743.7	2,149.4	2,208.6

Raw materials	(247.4)	(288.5)	(761.0)	(804.6)
External services	(131.2)	(130.8)	(395.8)	(396.1)

Gross margin	318.0	324.4	992.6	1,007.9
Labour costs	(167.5)	(171.1)	(526.9)	(516.0)
Depreciation and amortization	(48.9)	(48.5)	(149.4)	(148.6)
Other operating costs	(44.0)	(46.6)	(141.9)	(145.8)

Operating result	57.6	58.2	174.4	197.5
Net financial items	(57.2)	(57.8)	(175.2)	(177.9)
Income before taxation	0.4	0.4	(0.8)	19.6
Taxation	0.2	(1.4)	(4.7)	(5.5)
Income from participations	0.1	—	0.2	0.5
Minority interests	—	—	—	—

Net result	0.7	(1.0)	(5.3)	14.6

*
unaudited

CONSOLIDATED EBITDA AND EBITA

	Third Quarter 2003*	Third Quarter 2002*	January - September 2003*	January - September 2002*
	(€ In millions)
Operating result	57.6	58.2	174.4	197.5
Depreciation and amortization	48.9	48.5	149.4	148.6

EBITDA	106.5	106.7	323.8	346.1
Exceptional restructuring costs	—	—	12.0	—

EBITDA before exceptional restructuring costs	106.5	106.7	335.8	346.1
Depreciation	(41.7)	(41.6)	(127.9)	(126.0)

EBITA before exceptional restructuring costs	64.8	65.1	207.9	220.1

*
unaudited

CONSOLIDATED BALANCE SHEETS

	September 30, 2003*	December 31, 2002
	(€ in millions)
Fixed assets
Intangible fixed assets	863.7	882.1
Tangible fixed assets	1,608.9	1,654.7
Financial fixed assets	85.2	93.6

Total fixed assets	2,557.8	2,630.4
Current assets
Inventories	258.4	272.2
Accounts receivable	456.9	451.5
Other receivables	16.5	14.6
Taxation and social security	19.0	21.8
Prepayments and accrued income	27.7	19.2
Cash and bank balances	242.2	233.6

Total current assets	1,020.7	1,012.9

TOTAL ASSETS	3,578.5	3,643.3

Group equity	109.8	125.3
Shareholders' loans	665.4	628.0
Provisions	248.2	272.3
Long-term liabilities	1,930.6	2,001.8
Current liabilities
Bank overdrafts	1.3	1.4
Short-term portion of long-term liabilities	121.0	107.4
Accounts payable	225.0	291.3
Other payables	6.8	9.5
Taxation and social security	49.2	38.0
Accrued interest	40.7	28.8
Other accrued expenses and deferred income	180.5	139.5

Total current liabilities	624.5	615.9

TOTAL LIABILITIES	3,578.5	3,643.3

*
unaudited

GROUP EQUITY

        The changes in group equity (*) are as follows:

	Group equity	Shareholders' equity	Minority interests
	(€ in millions)
Balance at January 1, 2003	125.3	124.0	1.3

Net result	(5.3)	(5.3)	—
Translation differences	(10.2)	(10.2)	—

Balance at September 30, 2003	109.8	108.5	1.3

*
unaudited

CONSOLIDATED STATEMENTS OF CASH FLOW

	January 1, - September 30, 2003*	January 1, - September 30, 2002*
	(€ in millions)
Cash flow from commercial operations	285.8	286.2

Interest paid	(106.3)	(113.7)
Income taxes paid	(12.0)	(5.3)

Net cash flow from operating activities	167.5	167.2
Cash flow from investing activities
Net investment in tangible fixed assets	(88.2)	(111.6)
Net investment in financial fixed assets	(0.5)	1.9
Net investment in intangible fixed assets	(2.0)	(2.4)
Acquisition of group companies	(1.6)	—

Net cash flow from investing activities	(92.3)	(112.1)
Cash flow before financing activities	75.2	55.1
Cash flow from financing activities
Net change in long-term liabilities	(66.0)	(36.8)
Net change in bank overdrafts	(0.5)	(14.8)
Net cash flow from financing activities	(66.5)	(51.6)

Change in cash and cash equivalents	8.7	3.5

Cash and cash equivalents beginning of period	233.6	217.6
Cash from acquisitions	0.2	—
Translation movements on cash and cash equivalents	(0.3)	4.8

Cash and cash equivalents end of period	242.2	225.9

*
unaudited

Supplemental Guarantor Footnote

        Separate financial statements for Kappa Packaging B.V. and Kappa Beheer B.V. have not been filed because management has determined that such financial statements are not material information for investors. Presented below is consolidating information for Kappa Beheer B.V., the issuer of debt securities guaranteed by Kappa Holding B.V., Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. ("Kappa Packaging Subsidiaries").

        Kappa Beheer B.V., Kappa Packaging B.V. and the Kappa Packaging Subsidiaries are direct or indirect wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the debt securities issued by Kappa Beheer B.V. and the related indentures, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer's debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

        The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor's understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors' investment in group companies and equity earnings of subsidiaries.

CONSOLIDATED STATEMENT OF INCOME*

Third Quarter 2003

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.
	(€ in millions)
Sales	710.5	—	710.5	—	—	—
Net change in work in progress and finished goods	(13.9)	—	(13.9)	—	—	—

Net sales including net change in work in progress and finished goods	696.6	—	696.6	—	—	—
Raw material costs	(247.4)	—	(247.4)	—	—	—
External services	(131.2)	—	(131.2)	—	—	—
Labour costs	(167.5)	—	(167.5)	—	—	—
Depreciation and amortization	(48.9)	—	(48.8)	(0.1)	—	—
Other operating costs	(44.0)	—	(44.0)	—	—	—

Total operating costs and expenses	(639.0)	—	(638.9)	(0.1)	—	—

Operating income	57.6	—	57.7	(0.1)	—	—
Interest income/(expense)	(44.6)	—	(54.8)	(0.3)	10.5	—
Interest income/(expense) Holding/Beheer loan	—	—	—	—	(12.8)	12.8
Interest expense Shareholders' loans	(12.6)	—	—	—	—	(12.6)

Income before income taxes	0.4	—	2.9	(0.4)	(2.3)	0.2
Income taxes	0.2	—	(1.2)	0.1	0.8	0.5
Income from participations	0.1	—	0.1	—	—	—
Minority interests	—	—	—	—	—	—

Income before equity in earnings of subsidiaries	0.7	—	1.8	(0.3)	(1.5)	0.7
Share in earnings of subsidiaries	—	(3.3)	—	1.8	1.5	—

Net income/(loss)	0.7	(3.3)	1.8	1.5	—	0.7

*
Unedited

CONSOLIDATED BALANCE SHEET*

September 30, 2003

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.
	(€ in millions)
Assets
Cash and cash equivalents	242.2	—	242.2	—	—	—
Accounts receivable	456.9	—	456.9	—	—	—
Inventories	258.4	—	258.4	—	—	—
Other receivables	63.2	—	59.4	1.5	2.3	—

Total current assets	1,020.7	—	1,016.9	1.5	2.3	—
Investments in Group companies	—	(438.4)	—	218.5	111.9	108.0
Loans to Group companies	—	(3,716.4)	—	2,354.5	1,361.9	—

Total investments and advances affiliates	—	(4,154.8)	—	2,573.0	1,473.8	108.0
Tangible fixed assets	1,608.9	—	1,608.9	—	—	—
Intangible fixed assets	863.7	—	842.9	20.8	—	—
Other non-current assets	85.2	—	46.3	31.6	7.3	—

	3,578.5	(4,154.8)	3,515.0	2,626.9	1,483.4	108.0

Liabilities
Bank overdrafts	1.3	—	1.3	—	—	—
Current portion of term loan facilities	116.9	—	—	116.9	—	—
Current portion of other long-term liabilities	4.1	—	4.1	—	—	—
Other current liabilities	502.2	—	461.7	22.9	17.6	—

Total current liabilities	624.5	—	467.1	139.8	17.6	—
Long-term debt due to Group companies	—	(3,716.4)	2,568.0	1,143.6	—	4.8
Term loan facilities	1,230.3	—	—	1,230.3	—	—
Senior subordinated notes	687.1	—	—	—	687.1	—
Other long-term debt	13.2	—	13.2	—	—	—

Total long-term liabilities	1,930.6	(3,716.4)	2,581.2	2,373.9	687.1	4.8
Provisions	248.2	—	248.2	—	—	—
Shareholders' loans	665.4	—	—	—	—	665.4
Holding/Beheer Loan	—	—	—	—	670.7	(670.7)
Minority interests	1.3	—	—	1.3	—	—
Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(558.6)	256.2	151.2	151.2	152.9
Retained earnings	(10.9)	12.2	1.7	(5.0)	(8.9)	(10.9)
Cumulative translation adjustment	(34.3)	108.0	(39.4)	(34.3)	(34.3)	(34.3)

Total Shareholders' equity	108.5	(438.4)	218.5	111.9	108.0	108.5

	3,578.5	(4,154.8)	3,515.0	2,626.9	1,483.4	108.0

*
unaudited

KAPPA PACKAGING—CONSOLIDATED STATEMENT OF CASH FLOW*

January 1 - September 30, 2003

	Consolidated	Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.
	(€ in millions)
Cash flow from commercial operations	285.8	285.8	—	—	—
Interest paid	(106.3)	7.6	(49.6)	(64.3)	—
Income taxes paid	(12.0)	(12.0)	—	—	—

Net cash flow from operating activities	167.5	281.4	(49.6)	(64.3)	—
Cash flow from investing activities
Net investment in tangible fixed assets	(88.2)	(88.2)	—	—	—
Net investment in financial fixed assets	(0.5)	0.1	—	(0.6)	—
Net investment in intangible fixed assets	(2.0)	(2.0)	—	—
Acquisition of group companies	(1.6)	(1.6)	—	—	—

Cash flow from investing activities	(92.3)	(91.7)	—	(0.6)	—

Cash flow before financing activities	75.2	189.7	(49.6)	(64.9)	—
Cash flow from financing activities
Net change in long-term liabilities	(66.0)	(5.1)	(55.9)	(5.0)	—
Net change in bank overdraft	(0.5)	(0.5)	—	—	—

Net cash flow from financing activities	(66.5)	(5.6)	(55.9)	(5.0)	—
Net change in intercompany accounts	—	(175.4)	105.5	69.9	—

Change in cash and cash equivalents	8.7	8.7	—	—	—
Cash and cash equivalents beginning of period	233.6	233.6	—	—	—
Cash from acquisitions	0.2	0.2	—	—	—
Translation movements on cash and cash equivalents	(0.3)	(0.3)	—	—	—

Cash and cash equivalents end of period	242.2	242.2	—	—	—

*
unaudited

SUMMARY OF DIFFERENCES BETWEEN DUTCH GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES AND US GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

        The Third Quarter 2003 Report has been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP).

        The effect of the application of US GAAP to net income and shareholders' equity is set out in the tables below.

	Third Quarter 2003*	Third Quarter 2002*
	(€ in millions)
Net income/(loss) under Dutch GAAP	0.7	(1.0)

a) Goodwill adjustments—amortization	6.1	6.2
b) Fair value adjustment Alpha acquisition	0.6	—
c) Impairment long-lived assets	—	—
d) Restructuring and other provisions	(3.4)	(3.1)
e) Insurance loss provision	(1.3)	(1.8)
f) Other intangible fixed assets	0.1	—
g) Financial instruments	(3.5)	(19.6)
h) Pensions	0.5	(0.2)
Deferred tax on US GAAP adjustments	2.4	8.6

Net income/(loss) under US GAAP	2.2	(10.9)

	September 30, 2003*	September 31, 2002
	(€ in millions)
Shareholders' equity under Dutch GAAP	108.5	124.0

a) Goodwill adjustments—amortization	48.0	29.7
a) Goodwill adjustments—Alpha acquisition	58.9	58.9
b) Fair value adjustment Alpha acquisition	(80.8)	(82.6)
c) Impairment long-lived assets	(5.7)	(5.7)
d) Restructuring and other provisions	(110.9)	(106.3)
e) Insurance loss provision	1.2	5.0
f) Other intangible fixed assets	(1.1)	(1.4)
g) Financial instruments	(19.6)	(20.1)
h) Pensions	(2.1)	(1.8)
h) Pensions, additional minimum liability	(71.7)	(71.7)
h) Pensions, intangible assets	0.5	0.5
i) Acquisition Kappa SCAO	(0.7)	(0.7)
Deferred tax on US GAAP adjustments	97.2	95.0

Shareholders' equity under US GAAP	21.7	22.8

*
unaudited

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 December 2003
Kappa Holding B.V.
	By:	/s/ G.P.F. Beurskens
	Name:	G.P.F. Beurskens
	Title:	President/Marketing Director
	By:	/s/ H. Wagter
	Name:	H. Wagter
	Title:	Chief Financial Officer/Managing Director

QuickLinks

Third Quarter 2003 Report September 30, 2003 of Kappa Packaging
FORWARD-LOOKING STATEMENTS
USE OF TERMS
FINANCIAL RESULTS, KAPPA PACKAGING
FINANCIAL REVIEW OF THIRD QUARTER 2003
LIQUIDITY AND CASH FLOW
SEGMENTATION
PACKAGING
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED EBITDA AND EBITA
CONSOLIDATED BALANCE SHEETS
GROUP EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOW
CONSOLIDATED STATEMENT OF INCOME
CONSOLIDATED BALANCE SHEET
KAPPA PACKAGING—CONSOLIDATED STATEMENT OF CASH FLOW
SUMMARY OF DIFFERENCES BETWEEN DUTCH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
SIGNATURES